NEWS RELEASE

December 21, 2012	Release 11-2012

WESTERN COPPER AND GOLD COMPLETES SALE OF ROYALTY

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) and its wholly owned subsidiary, Casino Mining Corporation, are pleased to announce that, further to its news release dated December 20, 2012, it has met all of the escrow conditions related to the royalty sale agreement with 8248567 Canada Limited,(the “Purchaser”) whereby the Purchaser agrees to cancel its 5% net profits interest royalty in the Casino Project and pay US$32 million in exchange for a 2.75% net smelter returns royalty in the Casino Project.

The sale is now closed and the net proceeds from the sale have been received by the Company.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Justin Rasekh, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

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Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the Transaction; completion of permitting and detailed engineering; and resource and reserve estimates. All forward-looking statements and information are based on Western's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that any necessary regulatory approvals and all conditions precedent to the proposed transaction will be obtained and/or satisfied in a timely manner and that regulatory approvals will be available on acceptable terms. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western's ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western's most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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